UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number: 1-14842

e-SIM LTD.
(Translation of registrant’s name into English)

19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release, dated September 15, 2005.	3

2

INVESTOR CONTACT:
Yaron Eldad
e-SIM Ltd.
+972-2-587-0770
yaron@e-sim.co.il

e-SIM Ltd. Reports Second Quarter Earnings

JERUSALEM, Israel, September 15, 2005 -- e-SIM Ltd. (OTCBB: ESIMF.OB), a leading provider of MMI (Man-Machine Interface) Solutions for wireless devices, today announced its financial results for the second quarter, ended July 31, 2005.

Revenues for the second quarter of 2005 were $1,193,975, compared to $1,310,682 for Q1 2005, representing a decrease of 8.9%.The revenues for Q2 04 were $1,241,099, showing a decrease of 3.8%.
Gross profit for the current quarter was $847,513 as compared to $873,971 for Q1 2005, showing a decrease of 3%; this quarter represents an increase of 31.8% in gross profits over the gross profit for Q2 2004 that stood at $643,206.

Total operating expenses for the recent quarter were $1,435,615, a decrease of 8.9% from the previous quarter’s figure of $1,575,278, and 7.7% more than the total operating expenses of $1,333,241 in Q2 2004.

Net loss for the current quarter was $592,164 or $0.02 per share, compared with a net loss of $736,837 or $0.03 per share in the previous quarter., a decrease of 19.6%. The quarter’s net loss represents a decrease of 25.8% in comparison to the net loss of Q2 2004, which was $797,944 or $0.04 per share.

The company’s backlog of orders is $1.8 million.

About e-SIM
Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and other electronic products. A wide range of platform vendors and wireless handset manufacturers use e-SIM’s MMI solutions. e-SIM's advanced MMI solution technology is built into millions of handsets on the market today.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.

# # #

CONSOLIDATED BALANCE SHEETS
In U.S. Dollars

	July 31	January 31
	2005	2005
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS :
Cash and cash equivalents	139,778	728,042
Trade receivables	746,651	205,003
Other receivables and prepaid expenses	191,261	301,396

Total current assets	1,077,690	1,234,441

SEVERANCE PAY FUND	979,648	943,309

LONG TERM PREPAID EXPENSES	95,194	88,234

PROPERTY AND EQUIPMENT, NET	343,838	389,200

	$2,496,370	$2,655,184

LIABILITIES AND SHAREHOLDERS'
DEFICIENCY

CURRENT LIABILITIES :
Short term credit from banks	122,643	5,490
Current maturities of long term bank loans	1,537,807	1,867,538
Current maturities of long term convertible bank loans	881,094	881,094
Trade payables	754,864	628,090
Employees and payroll accruals	1,164,665	837,014
Deferred revenues	674,870	909,940
Accrued expenses and other liabilities	712,703	528,742
Related parties	2,740,077	1,689,467
Total current liabilities	8,588,723	7,347,375

LONG-TERM LIABILITIES:
Long term capital lease obligation,net of current maturities	45,464	61,042
Royalties to government authorities	397,005	508,518
Accrued severance pay	1,458,556	1,388,945
Total long term liabilities	1,901,025	1,958,505

SHAREHOLDERS' DEFICIENCY	(7,993,378)	(6,650,696)

	$2,496,370	$2,655,184

CONSOLIDATED STATEMENTS OF OPERATIONS
In US Dollars

	Three months ended		Six months ended		Year ended
	July 31		July 31		January 31
	2005	2004	2005	2004	2005	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
Revenues :
Products	$421,938	$273,207	$807,548	$692,416	$1,404,009	$1,529,298	$3,253,026
Services	589,075	849,363	1,362,900	1,512,858	2,831,185	2,682,513	2,916,085
Royalties	182,962	118,529	334,208	242,565	850,107	289,428	51,021
	1,193,975	1,241,099	2,504,656	2,447,839	5,085,301	4,501,239	6,220,132
Cost of revenues :
Products	47,341	27,268	79,337	61,682	158,958	122,022	267,132
Services	299,121	570,625	703,836	994,896	1,978,785	1,982,867	1,662,618
	346,462	597,893	783,173	1,056,578	2,137,743	2,104,889	1,929,750
Gross profit	847,513	643,206	1,721,483	1,391,261	2,947,558	2,396,350	4,290,382
Operating expenses:
Research & development, net	640,356	443,516	1,301,290	824,760	1,728,549	1,560,386	1,463,965
Selling and marketing, net and general and administrative	795,259	889,725	1,709,603	1,671,553	3,557,381	3,751,241	4,459,952
Total operating expenses	1,435,615	1,333,241	3,010,893	2,496,313	5,285,930	5,311,627	5,923,917

Operating loss	(588,102)	(690,035)	(1,289,410)	(1,105,052)	(2,338,372)	(2,915,277)	(1,633,535)
Financial and other expenses, net	4,062	107,909	39,592	235,842	318,062	1,332,583	85,679
Net loss	($592,164)	($797,944)	($1,329,002)	($1,340,894)	($2,656,434)	($4,247,860)	($1,719,214)
Basic and diluted net loss per share	($0.02)	($0.04)	($0.05)	($0.07)	($0.12)	($0.36)	($0.15)
Weighted average number of shares used in computing basic and diluted loss per share	25,420,452	21,425,044	25,417,492	20,624,419	22,158,097	11,963,056	11,665,359

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

e-SIM LTD.

Date: September 19, 2005	By:	/s/ Yaron Eldad
Name: Yaron Eldad
Title: Chief Financial Officer and Chief Operating Officer